Filed pursuant to Rule 433
Registration Statement No. 333-129243
December 13, 2005
Relating to Pricing Supplement No. 21
dated December 13, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 13, 2005

20% Reverse Exchangeable Securities Due December 22, 2006
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars or for Shares of Common Stock of
EXXON MOBIL CORPORATION

Offering Price:	$59.45 per Security (Par)

Aggregate Principal
Amount:	$31,502,555 (529,900 Securities)

Coupon:	20% per annum

Coupon Pay Dates:	The 22nd of each month, beginning January 22, 2006

Trade Date:	December 13, 2005

Settlement Date:	December 21, 2005

Exchange Ratio:	0.833333 shares of Exxon Mobil Stock per Security

Exchange Price:	$71.34 per Security

Exchange Factor:	1.0, subject to adjustment

Valuation Date:	December 20, 2006

Maturity Price:	Closing price of the Exxon Mobil Stock on the Valuation Date times the Exchange Factor

Maturity Payoff:	At maturity, if the Maturity Price exceeds the Exchange Price, holders will receive Par per Security. Otherwise, holders will receive a number of shares equal to the product of the Exchange Ratio and the Exchange Factor per Security.

Listing:	None

Underwriter:	Morgan Stanley

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-866-718-1649.